UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Digimarc Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25381B101

(CUSIP Number)

Bruce L. Davis

c/o Digimarc Corporation

9405 SW Gemini Drive

Beaverton, Oregon 97008

(503) 469-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2015

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25381B101

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only). Bruce L. Davis
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States

Number Shares of Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 426,810(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 426,810(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 426,810(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%(2)
14.	Type of Reporting Person (see Instructions) IN

(1)	Includes stock options held by Mr. Davis exercisable within 60 days of January 20, 2016 for 330,000 shares of Common Stock.
(2)	Percentage calculation is based on 9,253,614 shares of Common Stock outstanding (consisting of 8,923,614 shares of Common Stock outstanding as of January 20, 2016, plus the Common Stock issuable upon the exercise of the stock options referred to in Footnote 1).

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Statement”) amends the Schedule 13D filed by Mr. Davis on June 15, 2012 (the “Original Statement”), and relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Digimarc Corporation, an Oregon corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9405 SW Gemini Drive, Beaverton, Oregon 97008.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Statement is being filed by Bruce L. Davis.

(b) Mr. Davis’s business address is c/o Digimarc Corporation, 9405 SW Gemini Drive, Beaverton, Oregon 97008.

(c) Mr. Davis is the President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The Issuer is a provider of enabling technologies that create digital identities for media and everyday objects. The Issuer’s address is 9405 SW Gemini Drive, Beaverton, Oregon 97008.

(d) Mr. Davis has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Davis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Davis is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Issuer has granted restricted stock and stock options to Mr. Davis from time to time and Mr. Davis has exercised stock options using personal funds or by cashless exercise.

ITEM 4.	PURPOSE OF THE TRANSACTION

Mr. Davis may acquire or dispose of shares of Common Stock from time to time for personal reasons. Except in the ordinary course of acting in his capacity as President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer, as of the date of this Statement, Mr. Davis has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

On July 1, 2015, Mr. Davis purchased 5,000 shares of Common Stock pursuant to the exercise of stock options at an exercise price of $9.64 per share and then sold 5,000 shares of Common Stock in open market transactions at a weighted average price of $43.85 per share, which sales resulted in a greater than 1% reduction in the beneficial ownership of Common Stock by Mr. Davis as compared to his beneficial ownership previously reported in the Original Statement. These shares were sold pursuant to a Rule 10b5-1 trading plan that Mr. Davis adopted on June 12, 2013 and amended on February 24, 2014. These shares were sold in multiple transactions at prices ranging from $42.89 to $45.60 per share. Mr. Davis undertakes to provide upon request by the staff of the Securities and Exchange Commission (the “SEC”), the Issuer or a security holder of the Issuer full information regarding the number of shares sold at each separate price within this range.

(a) Mr. Davis currently beneficially owns 426,810 shares of Common Stock (including stock options held by Mr. Davis exercisable within 60 days of January 20, 2016 for 330,000 shares of Common Stock), or 4.6% of shares outstanding (based on 8,923,614 shares of Common Stock outstanding as of January 20, 2016, plus 330,000 shares of Common Stock issuable to Mr. Davis upon the exercise of stock options exercisable within 60 days of January 20, 2016).

(b) Mr. Davis has sole power to vote and sole power to dispose of 426,810 shares of Common Stock.

(c) The following transactions relating to the Issuer’s Common Stock were effected during the past 60 days by Mr. Davis:

(i) On January 4, 2016, Mr. Davis purchased 5,000 shares of Common Stock pursuant to the exercise of stock options at an exercise price of $9.64 per share.

(ii) On January 4, 2016, Mr. Davis sold 5,000 shares of Common Stock in open market transactions at a weighted average price of $34.80 per share pursuant to a Rule 10b5-1 trading plan that Mr. Davis adopted on June 12, 2013 and amended on February 24, 2014. These shares were sold in multiple transactions at prices ranging from $33.90 to $36.00 per share. Mr. Davis undertakes to provide upon request by the staff of the SEC, the Issuer or a security holder of the Issuer full information regarding the number of shares sold at each separate price within this range.

(iii) On December 1, 2015, Mr. Davis purchased 5,000 shares of Common Stock pursuant to the exercise of stock options at an exercise price of $9.64 per share.

(iv) On December 1, 2015, Mr. Davis sold 5,000 shares of Common Stock in open market transactions at a weighted average price of $35.12 per share pursuant to a Rule 10b5-1 trading plan that Mr. Davis adopted on June 12, 2013 and amended on February 24, 2014. These shares were sold in multiple transactions at prices ranging from $33.59 to $35.92 per share. Mr. Davis undertakes to provide upon request by the staff of the SEC, the Issuer or a security holder of the Issuer full information regarding the number of shares sold at each separate price within this range.

(d) Not applicable.

(e) On September 1, 2015, Mr. Davis ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

On September 1, 2015, Mr. Davis purchased 5,000 shares of Common Stock pursuant to the exercise of stock options at an exercise price of $9.64 per share, and then sold 5,000 shares of Common Stock in open market transactions at a weighted average price of $37.39 per share pursuant to a Rule 10b5-1 trading plan that Mr. Davis adopted on June 12, 2013 and amended on February 24, 2014. These shares were sold in multiple transactions at prices ranging from $36.75 to $38.24 per share. Mr. Davis undertakes to provide upon request by the staff of the SEC, the Issuer or a security holder of the Issuer full information regarding the number of shares sold at each separate price within this range.

Following completion of the sale of shares on September 1, 2015, as described above, Mr. Davis beneficially owned 455,966 shares of Common Stock (including stock options to purchase 350,000 shares of Common Stock held by Mr. Davis that were exercisable within 60 days of September 1, 2015), or 4.95% of shares outstanding (based on 8,869,548 shares of Common Stock outstanding as of September 1, 2015, plus 350,000 shares of Common Stock issuable to Mr. Davis upon the exercise of stock options exercisable within 60 days of September 1, 2015).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Bruce Davis
Dated: January 20, 2016	Bruce Davis